

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 10, 2011

Mr. Gary Atkinson
Chief Executive Officer
The Singing Machine Company, Inc.
6601 Lyons Road
Building A-7
Coconut Creek, FL 33073

      Re: The Singing Machine Company, Inc.
             Form 10-K for the fiscal year ended March 31, 2010
             Filed July 14, 2010
             File No. 0-24968

Dear Mr. Atkinson:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director